September 19, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jessica Dickerson, Staff Attorney
Era Anagnosti, Staff Attorney

Re: GreenHunter Energy, Inc.

Registration Statement on Form S-3

Filed August 14, 2012

File No. 333-183292

Dear Ms. Dickerson:

On behalf of GreenHunter Energy, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s comments made by the letter dated September 10, 2012 (the “Comment Letter”) in connection with the filing of the Company’s Registration Statement on Form S-3, filed on August 14, 2012 (Registration No. 333-183292) (the “Form S-3”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Base Prospectus

General

1.	With respect to the subsidiary co-registrants, please tell us how you are complying with their financial reporting requirements. To the extent that you intend to rely on Rule 3-10 of Regulation S-X for purposes of providing the requisite footnote disclosure, please note that the registration statement must be in compliance with Rule 3-10 at the time of effectiveness. Please advise. We may have additional comments following the review of your response.

Company Response: The Company acknowledges the Staff’s comment and has amended the Form S-3 to comply with the subsidiary financial reporting requirements set forth in Rule 3-10 of Regulation S-X.

2.	It appears that, with respect to the primary offering, you are relying upon General Instruction I.B.6 to Form S-3, which limits the market value of securities sold during the 12 calendar month period prior to and including the sale contemplated by the registration statement to no more than 1/3 of the public float. We note that the aggregate market value of 1,200,000 shares of Series C Preferred Stock covered by the registration statement, as calculated pursuant to Instruction 2 to General Instruction I.B.6, appears to exceed 1/3 of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the company. In addition, considering Mr. Evans’ position as CEO and his significant holdings in the company, his offering of over 55% of common stock currently outstanding would appear to represent an offering by or on behalf of the issuer. As such, an at the market offering by or on behalf of the company would have to meet the requirements of General Instruction I.B.6 in order to be made on Form S-3.

•	Please provide us with a detailed legal analysis explaining why you may conduct a primary offering in reliance upon General Instruction I.B.6 of Form S-3 at this time.

•

To the extent that you believe that the resale transaction by the company’s CEO represents a secondary offering that may be made in reliance upon General Instruction I.B.3 of Form S-3, please provide us with a comprehensive analysis supporting your conclusion.

Company Response: The Company acknowledges the Staff’s comment and has reduced the amount of shares of Series C Preferred Stock being offered for sale pursuant to the sales agreement prospectus to 510,410. As explained in the following paragraph, we believe that Mr. Evans is not an underwriter selling on behalf of the Company, and the Company otherwise meets the requirements of General Instructions I.A. and I.B.6. of Form S-3.

The Company believes that, considering all of the relevant facts as a whole, Mr. Evans is not an underwriter selling on behalf of the Company, and therefore the resale transaction represents a secondary offering that may be made in reliance upon General Instruction I.B.3. of Form S-3. The SEC staff has clarified that whether a purported secondary offering is really a primary offering is a difficult, factual question, and that consideration should be given to: (i) how long the selling shareholder has held the shares; (ii) the circumstances under which the selling shareholder received those shares; (iii) the selling shareholder’s relationship to the issuer; (iv) the amount of shares involved; (v) whether the selling shareholder is in the business of underwriting securities; and (vi) whether, under all the circumstances, it appears that the selling shareholder is acting as a conduit for the issuer. See CD&I 612.09 (Securities Act Rules). After consideration of all of the relevant factors, it is the Company’s view that the contemplated offering by Mr. Evans is a valid secondary offering because: (i) any proceeds from sales of shares of common stock by Mr. Evans will be received by Mr. Evans and not the Company; (ii) following the reduction in the number of shares of common stock offered by Mr. Evans pursuant to the Form S-3, as discussed below, all of the shares to be registered will have been acquired by Mr. Evans in connection with Mr. Evan’s contribution to the Company in 2006 of all of his membership interests in GreenHunter Wind Energy, LLC, and Mr. Evans acquired such shares for investment purposes and certainly not with a view to distribution almost six years later; and (iii) Mr. Evans is an individual serving as an executive of the Company, and while he has made and intends to make a variety of personal investments, he is not in the business of underwriting securities and will not receive compensation from the Company in connection with the sale of his common stock. Further, although Mr. Evans is an affiliate of the Company, the SEC staff has clarified that affiliates, including those that hold a large percentage of outstanding shares, are not per se disqualified from undertaking secondary offerings. See CD&I 216.14 (Securities Act Forms) (“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”). While we are confident that Mr. Evans is not an underwriter, we acknowledge the Staff’s concern regarding the amount of shares of common stock to be offered by Mr. Evans and have reduced the amount of shares of common stock to be offered by Mr. Evans pursuant to the Form S-3 from 15,673,487 to 9,182,314, as reflected in the pre-effective amendment to the Form S-3 filed concurrently with this response letter.

3.	We note that the offering of the Series C Preferred Stock is covered under a separate prospectus. You indicate in the Explanatory Note that the Series C is included in the $100 million of securities that may be offered and sold under the base prospectus. Please advise as to whether you intend to file a prospectus supplement to your base prospectus in the event of a takedown of Series C Preferred Stock, or alternatively, demonstrate how you intend to comply with the requirements of Rule 424(b).

Company Response: The Company acknowledges the Staff’s comment and will comply with Rule 424(b) by making all filings required thereby.

Prospectus Cover Page

4.	Please provide the information required by Item 501(b)(3) of Regulation S-K as it relates to the common stock offered by the selling security holders.

Company Response: The Company acknowledges the Staff’s comment and has provided the information required by Item 501(b)(3) of Regulation S-K as it relates to the common stock offered by the selling security holders in the second paragraph of the cover page of the base prospectus included in the pre-effective amendment to the Form S-3 filed concurrently with this response letter.

About This Prospectus, page 1

5.	Please provide a summary of the material offering terms of the transaction(s) in which the selling security holders acquired their shares, including when the securities were sold to the selling security holders, the total consideration received by the company, the material terms of any agreements pursuant to which the selling security holders acquired the shares, and any rights attached to the resale shares (e.g., registration rights).

Company Response: The Company acknowledges the Staff’s comment and has provided this summary information in the amendment to Form S-3.

Selling Security Holders, page 30

6.	Please consider including in the filing disclosure stating that the selling security holders, particularly those who are insiders of the company, may be deemed to be underwriters.

Company Response: For the reasons specified in our response to Comment No. 2, above, we do not believe that any of the selling security holders are underwriters. However, we have revised this section in the pre-effective amendment to the Form S-3 filed concurrently with this response letter to state that the selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act.

7.	Please disclose whether any of the selling security holders (other than a natural person) are broker-dealers or affiliates of a broker-dealer. If you determine that a selling security holder is a broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter unless such selling security holder received its securities as compensation for its services. If a selling security holder is an affiliate of a broker-dealer, please disclose, if true, that such selling security holder acquired its shares in the ordinary course of business. If not, you must indicate that such selling security holder is an underwriter.

Company Response: The Company acknowledges the Staff’s comment and have added disclosure to footnote 8 to the selling security holders chart, including noting that Triad Hunter, LLC is an affiliate of a broker–dealer and that it acquired its shares of the Company’s common stock in the ordinary course of business.

8.	Please disclose the name of the natural person or persons who exercise voting and/or dispositive power over the securities offered by Triad Hunter, LLC. For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Company Response: The Company acknowledges the Staff’s comment and has added the relevant disclosure to footnote 7 to the selling security holders chart.

Description of Capital Stock, page 41

9.	We note that you qualify, in part, the description of your capital stock by reference to the applicable provisions of Delaware law. Please remove this qualification as it is inappropriate to incorporate information by reference unless such incorporation by reference or a summary of a document filed as an exhibit is required. Refer to Rule 411(a) of Regulation C under the Securities Act of 1933, as amended.

Company Response: The Company acknowledges the Staff’s comment and has made the requested deletions in the pre-effective amendment to the Form S-3 filed concurrently with this response letter.

Sales Agreement Prospectus

General

10.	We note that certain aspects of your arrangement with MLV & Co. LLC suggest the presence of an equity line arrangement. In this regard, we note that the provisions in Section 2 of the Form of At Market Issuance Sales Agreement (Exhibit 1.5), pursuant to which the company may put shares to MLV through a placement notice, subject effectiveness of such notice to MLV’s discretion. With a view towards disclosure, please clarify the nature of your arrangement with MLV, and provide us with your analysis of your ability to conduct the offering in the manner contemplated by such arrangement. Please be advised that to conduct a primary at the market offering of the shares issued under an equity line, you must be eligible to register primary offerings on Form S-3 in reliance upon General Instruction I.B.1 or General Instruction I.B.6. For guidance, please refer to Question 212.17 of the Securities Act Rules Compliance and Disclosure Interpretations.

Company Response: The Company acknowledges the Staff’s comments and has reviewed Staff guidance on equity line arrangements. Based on this review, the Company continues to believe that the terms and structure of this offering are consistent with other “at-the-market” offerings and should not be characterized as an equity line arrangement. The offering of the shares is being made as a primary offering by the Company and there is no resale component under the prospectus. MLV is acting as the agent in facilitating the sale of the shares to the market participants and is not purchasing the shares. The notice referred to in Section 2 of the Sales Agreement is not equivalent to a “put notice” under an equity line arrangement, but rather serves as notice to the sales agent that the Company would like to sell a certain number of shares into the market, which MLV will facilitate. As is customary in many “at-the-market” offerings, the ultimate sale of the shares is dependent upon market conditions and the sales agent is not obligated to purchase the shares, as it typically the case in an equity line arrangement. Also, please see the Company’s response to Comment No. 2 for the Company’s analysis of its ability to conduct this offering under General Instruction I.B.6 to Form S-3. In light of the Staff’s comments, the Company will add additional disclosure in the prospectus to clarify that this is not an equity line arrangement.

11.	Since MLV appears to also be a registered broker-dealer, please revise the registration statement to clearly discuss MLV’s prospectus delivery obligations as to such offering. For guidance, please refer to Question 150.01 of the Securities Act Rule Compliance and Disclosure Interpretations.

Company Response: The Company acknowledges the Staff’s comment and has made the requested disclosures in the pre-effective amendment to the Form S-3 filed concurrently with this response letter.

12.	We note that you have not provided Item 506 of Regulation S-K disclosure with respect to the common stock underlying the shares of 10% Series C Cumulative Preferred Stock. Please advise.

Company Response: The Company acknowledges the Staff’s comment and has added an additional section to the sales agreement prospectus titled “Dilution” which contains the required disclosure.

Signatures

13.	For each registrant, please have the controller or principal accounting officer sign the registration statement in such capacity. Refer to Instruction 1 to Signatures in Form S-3.

Company Response: The Company acknowledges the Staff’s comment and has made the requested change in the pre-effective amendment to the Form S-3 filed concurrently with this response letter.

Exhibit Index

14.	Your exhibit index indicates that your statements of eligibility of trustee, listed as Exhibits 25.1 and 25.2, will be filed by amendment to this registration statement or incorporated by reference pursuant to a Form 8-K. Please note that you must separately file Form T-1 under electronic form type “305B2” after effectiveness and not in a post-effective amendment or a Form 8-K. Refer to Question 220.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, available on our website.

Company Response: The Company acknowledges the Staff’s comment and has made the requested change in the exhibit index to the pre-effective amendment to the Form S-3 filed concurrently with this response letter.

Exhibit 5.1 Opinion of Fulbright & Jaworski L.L.P.

15.	In the second paragraph on page two of counsel’s opinion, counsel states that the “Shares have been duly authorized.” Please have counsel remove the language in the middle of the paragraph stating that “such Shares will be duly authorized.”

Company Response: The Company acknowledges the Staff’s comment and has made the requested change in Exhibit 5.1 to the pre-effective amendment to the Form S-3 filed concurrently with this response letter.

Exhibit 5.2 Opinion of Morgan F. Johnston, Esquire

16.	Please have counsel revise paragraph numeral three of his opinion to state that the warrants will represent valid and binding obligations of the company. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (CF).

Company Response: The Company acknowledges the Staff’s comment and has made the requested change in Exhibit 5.2 to the pre-effective amendment to the Form S-3 filed concurrently with this response letter.

17.	We note counsel’s statement, “To the extent this opinion is governed by the laws of the State of Wyoming, I have assumed without independent verification that such laws are the same as the laws of the State of Texas.” Please have counsel remove this statement as it is inappropriate for counsel to “carve out” the law of a relevant jurisdiction or indicate that counsel is not qualified to opine on that law. Refer to Section II.B.3.b of Staff Legal Bulletin No. 19 (CF).

Company Response: The Company acknowledges the Staff’s comment and has made the requested change in Exhibit 5.2 to the pre-effective amendment to the Form S-3 filed concurrently with this response letter.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (463) 293-2641.

Sincerely,

GreenHunter Energy, Inc.

/s/ Morgan F. Johnston

Morgan F. Johnston

Senior Vice President, General Counsel, and Secretary